SHIN CORPORATION

07022572

RECEIVED

2007 APR 12 A 10: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 2, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 021/2007, SH 022/2007 and SH 024/2007**

Subject: 1. Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV and V
2. Notification of the adjustment of exercise price and exercise ratio of SHIN-W1
3. Report on the results of the exercise of warrants (ESOP Grant I, II, III and IV) in March 2006

Date: April 2, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED

APR 17 2007

THOMSON FINANCIAL

Faithfully yours,

Pana-apichon A.

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 2, 2007

SH 022/2007

April 2, 2007

Subject: Notification of the adjustment of exercise price and exercise ratio of SHIN-W1

To: The President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 8/2006 held on August 15, 2006 passed a resolution to approve the dividend payment for the first half of year 2006 to shareholders at the rate of 1.30 Baht per share, and the Board of Directors' Meeting No. 2/2550 held on February 26, 2007 passed a resolution to approved the dividend payment for the second half of year 2006 to shareholders at the rate of 1.00 Baht per share totaling of dividend for the year 2006 of 2.30 Baht per share.

Pursuant to the resolution, the Company announced to pay the dividends per share for the year 2006 which was higher than 5% of the market price of company's share so this payment has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to general investor of the Company (SHIN-W1), as stated in Clause 6.5 and 6.7 of the Prospectus offering the SHIN-W1 of the Company. The warrant holders shall not be deteriorated their rights. The adjustment to exercise price and exercise ratio of SHIN-W1 are shown as follow;

SHIN-W1	Before adjustment	After adjustment
Exercise price (Baht / share)	19.081	17.321
Exercise ratio (Warrant : Common Share)	1:1.074	1 : 1.183
Number of shares to be allotted (Shares)	88,470,440	88,470,440

* calculated from the remaining of unexercised warrants
** 2002 Annual General Meeting of Shareholders on April 30, 2002 has been approved the allotment of 300 shares to reserved shares for the exercise of these warrants.

The new exercise price and exercise ratio shall be effective from April 2, 2007 (the first day of XD sign posting) that would entitle the warrant holder to latest exercise their rights in the next exercising date which is 21 May 2007.

For the reserved shares for the new exercise ratio of warrant, the Company has the reserved sufficient shares for SHIN-W1.

Summary Translation Letter
To the Stock Exchange of Thailand
April 2, 2007

SH 021/2007

March 30, 2007

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV & V

To: The President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 2/2007 held on February 26, 2007 passed a resolution to approve the dividend payment for the second half of year 2006 to shareholders at the rate of 1.00 Baht per share, totaling of Baht 3,196.30 million.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and, employees of the Company (ESOP) Grant I, II, III, IV & V, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III, IV & V were shown as follow;

ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	12.782	12.269
Exercise ratio (Warrant : Common Share)	1 : 1.06942	1 : 1.11410
Number of shares to be allotted (Shares)	4,430,247	4,558,006*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	34.046	32.681
Exercise ratio (Warrant : Common Share)	1 : 1.06942	1 : 1.11410
Number of shares to be allotted (Shares)	9,813,177	10,181,426*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	39.568	37.981
Exercise ratio (Warrant : Common Share)	1 : 1.05540	1 : 1.09950
Number of shares to be allotted (Shares)	16,886,400	17,592,000*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	36.830	35.353
Exercise ratio (Warrant : Common Share)	1 : 1.02307	1 : 1.106582
Number of shares to be allotted (Shares)	14,584,988	15,194,437*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 1,811,057 shares**	

* calculated from the remaining of unexercised warrants
** Maturity date of ESOP Grant 1 on March 27, 2007. (5 years from the issuing date)

The new exercise price and new exercise ratio shall be effective immediately on April 2, 2007 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant II, III, IV and V in the 2007 Annual General Shareholders Meeting.

Summary Translation Letter
To the Stock Exchange of Thailand
April 2, 2007

SH 027/2007

April 2, 2007

Subject: Clarifying the news regarding a disposal of SATTEL's ordinary shares

To: The President
The Stock Exchange of Thailand

Shin Corporation plc (SHIN) would like to inform the news stated by Thansettakij newspaper on April 1-4, 2007 that Dragon one plc (D1) has submitted the proposal to acquisition of Shin Satellite plc's ordinary shares from SHIN.

SHIN would like to inform that SHIN has not received proposal concerning this matter from D1.

Summary Translation Letter
To the Stock Exchange of Thailand
April 2, 2007

SH 024/2007

April 3, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in March 2007

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	29,000,000	18,083,700	13,660,200	16,000,000
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	16.645	12.782	34.046	39.568
Exercise Ratio (warrant : common share)	1:1.06942			1:1.05540
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in March 2007, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	105,500	-	-
No. of remaining unexercised warrants (units)	549,700	3,985,700	9,138,700	16,000,000
No. of shares derived from this exercise (shares)	-	112,823	-	-
No. of remaining shares reserved for warrants (shares)	410,049	4,317,424	9,813,177	16,745,000

* Maturity date of ESOP Grant 1 on March 27, 2007. (5 years from the issuing date)

END